UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) February 16, 2007

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482
www.fpic.com

_____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. **Results of Operations and Financial Condition.**

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On February 16, 2007, FPIC Insurance Group, Inc. issued an earnings press release announcing, among other things, its fourth quarter and year 2006 unaudited consolidated results of operations and financial condition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. **Financial Statements and Exhibits.**

    (d) Exhibits

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated February 16, 2007 (furnished pursuant to Item 2.02)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

February 16, 2007

FPIC Insurance Group, Inc.

By: /s/ John R. Byers

John R. Byers
President and Chief Executive Officer

FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated February 16, 2007 (furnished pursuant to Item 2.02)

Exhibit 99.1

FPIC INSURANCE GROUP, INC.
REPORTS FOURTH QUARTER AND YEAR 2006 RESULTS

JACKSONVILLE, Fla. (Business Wire) - February 16, 2007 - FPIC Insurance Group, Inc. ("FPIC") (NASDAQ: FPIC) reported for the fourth quarter of 2006:

- income from continuing operations of $9.9 million, or $0.94 per diluted common share, up from $7.5 million, or $0.69 per diluted common share, for fourth quarter 2005;

- operating earnings of $10.0 million, or $0.94 per diluted common share, up from $8.0 million, or $0.73 per diluted common share, for fourth quarter 2005; and

- net income of $9.4 million, or $0.89 per diluted common share, up from $9.3 million, or $0.86 per diluted common share, for fourth quarter 2005.

For the year ended December 31, 2006, FPIC reported:

- income from continuing operations of $32.9 million, or $3.09 per diluted common share, up from $25.5 million, or $2.37 per diluted common share, for the year ended December 31, 2005;

- operating earnings of $32.9 million, or $3.08 per diluted common share, up from $26.1 million, or $2.43 per diluted common share, for the year ended December 31, 2005; and

- net income of $51.6 million, or $4.83 per diluted common share, including income from discontinued operations of $18.6 million (which includes a $12.0 million gain related to the disposition of FPIC's former insurance management and third party administration ("TPA") operations), up from $35.0 million, or $3.26 per diluted common share, for the year ended December 31, 2005, including income from discontinued operations of $9.5 million (which includes a $1.7 million gain related to the disposition of FPIC's former TPA operations).

The results for the fourth quarter and full year 2006 include expenses of $4.7 million ($2.9 million after tax) and $9.4 million ($5.8 million after tax), respectively, for assessments made by the Florida Insurance Guaranty Association related to the insolvency of the insurance subsidiaries of Poe Financial Group resulting from losses relating to the 2004 and 2005 hurricane seasons. As allowed by Florida law, our insurance subsidiaries that write direct business in Florida have the ability to recoup these assessments from their Florida policyholders and have made the necessary filings to do so.

"Our fourth quarter and annual results demonstrate our commitment and ability to create shareholder value and achieve attractive returns for our shareholders," said John R. Byers, President and Chief Executive Officer. Mr. Byers added, "Our strong capital position afforded us the financial flexibility to engage in activities beneficial to our shareholders, including a significant repurchase of our common stock during the quarter and the commutation of the Hannover Re net account quota share agreement effective December 31. Our operating earnings per share improved 29% for the quarter, despite being impacted by a large assessment from the Florida Insurance Guaranty Association. Continued positive claims trends and the commutation of the Hannover Re treaty resulted in favorable prior year loss development and an improvement in our current year loss ratio."

Unaudited Financial and Operational Highlights for Fourth Quarter 2006
(as compared to fourth quarter 2005 unless otherwise indicated)

- Operating earnings up 25%; 29% on a per diluted share basis
- Net premiums written declined 16% primarily due to a shift in business mix, a 5% decline in professional liability policyholders compared to the fourth quarter of 2005 and a 9.2% overall effective rate decrease at First Professionals Insurance Company, Inc. ("First Professionals") beginning December 1, 2006
- Policyholder retention in Florida remained strong at 94% for 2006; with 92% policyholder retention nationally for 2006
- Commutation of our net account quota share agreement with Hannover Re effective December 31, 2006, which resulted in the assumption of $84.0 million in loss and LAE reserves previously ceded under the agreement; as a result of the commutation, beginning in 2007, the finance charges previously associated with funds withheld under the agreement will no longer be incurred
- Current accident year loss ratio improvement to 69% for the year as the result of favorable loss experience, including a lower than expected number of newly reported claims and incidents for the year; severity of claims continued to be within our expectations
- Favorable prior year loss development of $5.1 million pre-tax, primarily as a result of lower expected ultimate losses for the 2004 and 2005 accident years and the positive benefit of the Hannover Re commutation to our reserve position
- Expense ratio increased to 29% primarily due to a state guaranty fund assessment of $4.7 million ($2.9 million after-tax, or $0.27 per diluted common share) related to the insolvency of the insurance subsidiaries of Poe Financial Group
- Investment portfolio growth and a higher overall yield contributed to a 29% increase in net investment income
- Completed the post-closing working capital adjustment related to the sale of our former New York-based insurance management operations, resulting in a $0.4 million after-tax reduction of the gain on disposal of these operations. Shareholders' equity increased 14% and consolidated statutory surplus of our insurance subsidiaries increased 15% as of December 31, 2006 compared to December 31, 2005
- Repurchased 465,000 shares of FPIC common stock during the quarter at an average price of $38.65 per share; as of February 15, 2007, an additional 159,000 shares of FPIC common stock have been repurchased during the first quarter of 2007, including 109,000 shares under our Rule 10b5-1 plan, at an average price of $39.36 per share; 445,525 shares remain available for repurchase under the current stock repurchase program

Subsequent Event

- During February 2007, our subsidiary, First Professionals, entered into an agreement with Physicians' Reciprocal Insurers ("PRI") to commute, effective January 1, 2007, all assumed reinsurance treaties with PRI where First Professionals acted as the reinsurer. These treaties provided excess of loss reinsurance and reinsurance for PRI's death, disability and retirement risks. Under the terms of the agreements First Professionals paid cash and delivered securities with an aggregate value of approximately $87.7 million to PRI as full settlement of all past and future obligations for policy risks previously reinsured by First Professionals. The corresponding net liabilities related to these agreements carried by First Professionals as of December 31, 2006 totaled $103.4 million.

Conference Call Information

We will host a conference call at 11:00 a.m., Eastern Time, Tuesday, February 20, 2007, to review fourth quarter and year 2006 results. To access the conference call, dial (800) 561-2731 (USA) or (617) 614-3528 (International) and use the access code 14023500.

The conference call will also be broadcast live over the Internet in a listen-only format via our corporate website at http://www.fpic.com. To access the call from FPIC's home page, click on "Investor Relations" and a conference call link will be provided to connect to the broadcast. Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Tuesday, February 20, 2007, via e-mail at ir@fpic.com or through our corporate website at http://www.fpic.com, where a link on the "Investor Relations" page has been provided.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 1:00 p.m., Eastern Time, Tuesday, February 20, 2007, and ending at 11:59 p.m., Eastern Time, Thursday, February 22, 2007. To access the telephone replay, dial (888) 286-8010 (USA) or (617) 801-6888 (International) and use the access code 50773122. A replay of the conference call web cast will also be available beginning at 1:00 p.m., Eastern Time, Tuesday, February 20, 2007, on FPIC's website.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements: of our plans, strategies and objectives for future operations; concerning new products, services, or developments; regarding future economic conditions, performance, or outlook; as to the outcome of contingencies; of beliefs or expectations; and of assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of this press release.

FPIC Press Release: 3

Factors that might cause our results to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to:

i) The effect on our insurance subsidiaries of changing market conditions that result from fluctuating cyclical patterns of the medical professional liability insurance business;

ii) The competitive environment in which we operate, including reliance on agents to place insurance, physicians electing to self-insure or to practice without insurance coverage, related trends and associated pricing pressures and developments;

iii) Business risks that result from our size, limited types of products, and geographic concentration;

iv) The rates we charge for our products and services being subject to or mandated by legal requirements and regulatory approval, which could affect our business or reinsurance arrangements;

v) The uncertainties of the loss reserving process, including the occurrence of insured or reinsured events with a frequency or severity exceeding our estimates;

vi) Business and financial risks associated with the unpredictability of court decisions, including awards of damages for extra-contractual obligations or in excess of policy limits;

vii) Legal developments with respect to tort reforms and the administration of insurance claims;

viii) Developments in reinsurance markets that could affect our reinsurance programs or our ability to collect reinsurance recoverables;

ix) Developments in financial and securities markets that could affect our investment portfolio;

x) The impact of rising interest rates on the market value of our investments;

xi) The loss of the services of any key members of senior management;

xii) Risks of impairment of assets, generally, including the risk of impairment or inability to continue to recognize deferred acquisition costs, deferred tax assets, goodwill and other deferred or intangible assets;

xiii) Assessments imposed by state financial guarantee associations or other insurance regulatory bodies;

xiv) Uncertainties relating to government and regulatory policies (such as subjecting us to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting our current operations);

xv) Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf; and

xvi) Other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2005, including *Item 1A. Risk Factors* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,* filed with the SEC on March 16, 2006, and other factors discussed in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, including *Part II, Item 1A. Risk Factors* and *Part I, Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations,* filed with the SEC on November 8, 2006.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

To supplement the consolidated financial information presented herein in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we report certain non-GAAP financial measures widely used in the insurance industry to evaluate financial performance over time. Operating earnings is a non-GAAP financial measure used by investors and analysts in the insurance sector to facilitate understanding of results by excluding: (i) the net effects of realized capital gains and losses, which are more closely tied to the financial markets; (ii) the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods; and (iii) discontinued operations. Tangible book value is a further non-GAAP financial measure used by investors and analysts to gauge book values excluding goodwill and other intangible assets.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, see the table captioned "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures," provided later in this release. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and allow for greater transparency with respect to supplemental information used by us in our financial and operational decision-making.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information

FPIC Insurance Group, Inc.
Investor Relations, Dana Mullins, 904-360-3612
225 Water Street, Suite 1400
Jacksonville, Florida 32202
For all your investor needs, FPIC is on the Internet at http://www.fpic.com or e-mail us at ir@fpic.com.

FPIC Press Release: 5

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data

Selected Data based on the Consolidated Statement of Operations:

(in thousands, except earnings per common share)		Quarter Ended Dec 31,		Year Ended Dec 31,	
		2006	2005	2006	2005
Revenues					
Net premiums earned	$	54,871	63,984	226,965	226,042
Net investment income		8,848	6,863	32,242	25,005
Net realized investment (losses) gains		(32)	(801)	80	(980)
Other income		103	154	485	641
Total revenues		63,790	70,200	259,772	250,708
Expenses					
Net losses and loss adjustment expenses		31,067	45,117	151,648	166,657
Other underwriting expenses		15,926	10,759	50,983	36,440
Interest expense		1,099	1,002	4,291	3,495
Other expenses		1,294	2,920	5,729	8,247
Total expenses		49,386	59,798	212,651	214,839
Income from continuing operations before income taxes		14,404	10,402	47,121	35,869
Less: Income taxes		4,468	2,937	14,182	10,387
Income from continuing operations		9,936	7,465	32,939	25,482
Discontinued operations					
(Loss) income from discontinued operations (net of income taxes)		(68)	1,841	6,637	7,807
(Loss) gain on disposal of discontinued operations (net of income taxes)		(437)	—	12,012	1,733
Discontinued operations		(505)	1,841	18,649	9,540
Net income	$	9,431	9,306	51,588	35,022
Basic earnings per common share:					
Income from continuing operations	$	0.97	0.72	3.20	2.50
Discontinued operations		(0.05)	0.18	1.82	0.93
Basic earnings per common share	$	0.92	0.90	5.02	3.43
Basic weighted average common shares outstanding		10,225	10,296	10,284	10,220
Diluted earnings per common share:					
Income from continuing operations	$	0.94	0.69	3.09	2.37
Discontinued operations		(0.05)	0.17	1.74	0.89
Diluted earnings per common share	$	0.89	0.86	4.83	3.26
Diluted weighted average common shares outstanding		10,577	10,839	10,671	10,740

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data, continued

Selected Data based on the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows:

(in thousands, except book value and tangible book value per common share)

		As of Dec 31,	
		2006	2005
Total cash and investments	$	865,997	764,079
Total assets	$	1,219,059	1,308,541
Liability for losses and LAE	$	642,955	663,466
Liability for losses and LAE, net of reinsurance	$	484,087	359,619
Long-term debt	$	46,083	46,083
Accumulated other comprehensive loss, net	$	(5,977)	(4,231)
Total shareholders' equity	$	285,254	249,590
Book value per common share [a]	$	28.34	24.14
Tangible book value per common share [b,c,d]	$	27.27	22.32
Common shares outstanding		10,064	10,339
Consolidated statutory surplus of insurance subsidiaries [e]	$	222,682	193,584

(in thousands)

		Quarter Ended Dec 31,		Year Ended Dec 31,	
		2006	2005	2006	2005
Cash flows from continuing operations					
Net cash provided by operating activities	$	18,359	19,303	75,360	90,372
Net cash used in investing activities	$	(32,273)	(1,868)	(27,263)	(130,794)
Net cash (used in) provided by financing activities	$	(14,495)	(1,374)	(15,958)	2,073
Cash flows from discontinued operations					
Net cash (used in) provided by discontinued operations	$	(692)	3,569	3,854	12,793

_____

[a]   Book value per common share as of December 31, 2006 increased $4.20 per common share, or 17%, over book value per common share as of December 31, 2005. The increase in book value per common share includes an after-tax gain of $12.0 million due to the sale of our former insurance management and third party administration operations.

[b]   Excludes goodwill of $10.8 million as of December 31, 2006 and $18.9 million as of December 31, 2005.

[c]   For additional information regarding the use of non-GAAP financial measures, see the discussion provided earlier in this release captioned "Non-GAAP Financial Measures" and the "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures" found later in this release.

[d]   Tangible book value per common share as of December 31, 2006 increased $4.95 per common share, or 22%, over tangible book value per common share as of December 31, 2005. The increase in tangible book value per common share includes the conversion of $8.0 million of goodwill related to our former insurance management segment into cash and an after-tax gain of $12.0 million from the sale of discontinued operations.

[e]   The consolidated statutory surplus of our insurance subsidiaries reported as of December 31, 2006 is an estimate as of the date of this release. Our Form 10-K to be filed in March 2007 will report the statutory surplus of our insurance subsidiaries as reported in their respective statutory filings.

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data, continued

Selected Insurance Data:

	Quarter Ended Dec 31,		Year Ended Dec 31,	
	2006	2005	2006	2005
GAAP combined ratio				
Loss ratio				
Current accident year	65.8%	70.9%	69.0%	73.7%
Prior accident years	-9.2%	-0.4%	-2.2%	0.0%
Calendar year loss ratio	56.6%	70.5%	66.8%	73.7%
Underwriting expense ratio	29.0%	16.8%	22.5%	16.1%
Combined ratio	85.6%	87.3%	89.3%	89.8%
Direct and assumed premiums written (in thousands)	$ 47,923	58,787	251,424	289,022
Net premiums written (in thousands)	$ 41,899	50,053	222,423	251,814

	Quarter Ended Dec 31,			Year Ended Dec 31,		
	2006	Percentage Change	2005	2006	Percentage Change	2005
Net paid losses and LAE on professional liability claims (in thousands)						
Net paid losses on professional liability claims [1], [2], [3]	$ 14,997	21%	12,405	53,049	-13%	60,817
Net paid LAE on professional liability claims [1], [2], [3]	11,270	-18%	13,704	47,497	-7%	50,927
Total net paid losses and LAE on professional liability claims [1], [2], [3]	$ 26,267	1%	26,109	100,546	-10%	111,744
Professional liability claims and incidents closed without indemnity payment						
Total professional liability claims closed without indemnity payment	278	44%	193	887	8%	825
Total professional liability incidents closed without indemnity payment	432	74%	248	1,134	-9%	1,240
Total professional liability claims and incidents closed without indemnity payment	710	61%	441	2,021	-2%	2,065
Total professional liability claims with indemnity payment	89	0%	89	322	-18%	391
CWIP Ratio [4]	24%		32%	27%		32%
CWIP Ratio, [4] including incidents	11%		17%	14%		16%
Professional liability claims and incidents reported during the period						
Total professional liability claims reported during the period	172	-23%	224	738	-21%	940
Total professional liability incidents reported during the period	249	51%	165	903	-4%	941
Total professional liability claims and incidents reported during the period	421	8%	389	1,641	-13%	1,881
Total professional liability claims and incidents that remained open				3,899	-15%	4,587
Professional liability policyholders				13,402	-5%	14,055

(1) For the purpose of period over period comparisons, net paid losses and LAE do not take into account $84.0 million received in connection with the Hannover Re ceded reinsurance commutation effective December 31, 2006, which would be reflected as a reduction to reported net paid losses and LAE for 2006.

(2) For the purpose of period over period comparisons, net paid losses and LAE do not take into account $2.4 million received in connection with the CX Re ceded reinsurance commutation during the fourth quarter 2006, which would be reflected as a reduction to reported net paid losses and LAE for 2006.

(3) For the purpose of period over period comparisons, net paid losses and LAE do not take into account $10.2 million received in connection with the APAL ceded reinsurance commutation during the second quarter 2005, which would be reflected as a reduction to reported net paid losses and LAE for 2005.

(4) The CWIP Ratio is defined as the ratio of total professional liability claims with indemnity payment to the sum of total professional liability claims with indemnity payment and total professional liability claims closed without indemnity payment.

FPIC Insurance Group, Inc.

Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures

Reconciliation of net income to operating earnings:

(in thousands, except earnings per common share)		Quarter Ended Dec 31,		Year Ended Dec 31,	
		2006	2005	2006	2005
Net income	$	9,431	9,306	51,588	35,022
Adjustments to reconcile net income to operating earnings:					
Less: Net realized investment (losses) gains, net of income taxes		(20)	(492)	49	(602)
Less: Discontinued operations, net of income taxes		(505)	1,841	18,649	9,540
		(525)	1,349	18,698	8,938
Operating earnings	$	9,956	7,957	32,890	26,084
Diluted earnings per common share					
Net income	$	0.89	0.86	4.83	3.26
Adjustments to reconcile net income to operating earnings		0.05	(0.13)	(1.75)	(0.83)
Operating earnings	$	0.94	0.73	3.08	2.43
Diluted weighted average common shares outstanding		10,577	10,839	10,671	10,740

Reconciliation of shareholders' equity to tangible shareholders' equity:

(in thousands, except book value and tangible book value per common share)		As of Dec 31,	
		2006	2005
Total shareholders' equity	$	285,254	249,590
Adjustments to reconcile total shareholders' equity to tangible shareholders' equity:			
Goodwill [(a)]		(10,833)	(18,870)
Tangible shareholders' equity	$	274,421	230,720
Book value per common share	$	28.34	24.14
Tangible book value per common share	$	27.27	22.32

(a) For purposes of the calculations above, goodwill presented as of December 31, 2005 includes goodwill from continuing operations of $10.8 million and goodwill from discontinued operations of $8.0 million.